SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K /A
AMENDMENT No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 5th, 2006

Silicom Ltd.

(An Israeli Corporation)

and its Consolidated Subsidiary

Unaudited Interim Financial
Statements

September 30, 2005

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Financial Statements as of September 30, 2005

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Balance Sheets at September 30, 2005

	September 30, 2005	December 31, 2004
	U.S. dollars in thousands	U.S. dollars in thousands
	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	1,707	1,086
Investment securities	-	519
Receivables:
Trade	1,566	741
Other	367	337
Inventories	3,125	1,994

Total current assets	6,765	4,677

Investment securities	-	-

Assets held for severance benefits	561	559

Property, plant and equipment

Cost	1,762	1,657
Less - accumulated depreciation	1,533	1,425

Net, property and equipment	229	232

Other assets	50	57

Total assets	7,605	5,525

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Balance Sheets at September 30, 2005

	September 30, 2005	December 31, 2004
	U.S. dollars in thousands	U.S. dollars in thousands
	Unaudited	Audited

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	1,677	1,008
Other accounts payable and accrued expenses	892	522

Total current liabilities	2,569	1,530

Long-term liability

Liability for employees severance benefits	963	957

Total liabilities	3,532	2,487

Commitments and contingencies

Shareholders' equity
Share capital and additional paid in capital	5,838	5,652
Treasury shares	(38)	(38)
Retained deficit	(1,727)	(2,576)

Total shareholders' equity	4,073	3,038

Total liabilities and shareholders' equity	7,605	5,525

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Statements of Income for the Nine-month period Ended September 30, 2005

	Three-month period ended September 30,		Nine-month period ended September 30,
	2005 Unaudited	2004 Unaudited	2005 Unaudited	2004 Unaudited

Sales	$2,832	$1,235	$7,750	$2,978
Cost of sales	1,688	770	4,652	2,045

Gross profit	1,144	465	3,098	933

Research and development costs,
gross	395	414	1,163	1,222
Less - royalty bearing participations	(27)	(75)	(71)	(103)

Research and development costs, net	368	339	1,092	1,119

Selling and marketing expenses	216	182	662	513
General and administrative	165	150	511	458

	749	671	2,265	2,090

Operating income (Loss)	395	(206)	833	(1,157)

Financial income (expenses), net	(11)	(1)	16	4

Income (Loss) before taxes on income	384	(207)	849	(1,153)
Taxes on income	---	---	---	---

Net income (Loss)	$384	$(207)	$849	$(1,153)

Basic income (Loss) per share	$0.09	$(0.05)	$0.20	$(0.27)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,276	4,199	4,241	4,199

Diluted income (Loss) per share	$0.09	$(0.05)	$0.20	$(0.27)

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,402	4,199	4,349	4,199

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital	Additional paid-in capital	Cost of Silicom shares held by its subsidiary	Retained earnings (deficit)	Total
	Numbers*	U.S. dollars in thousands

Balance at
December 31, 2003	4,111,829	14	5,537	(38)	(1,336)	4,177

Changes during 2004
Ordinary shares issued
in connection with the
exercise of stock
options	86,750	-	101	-	-	101

Net loss for the year	-	-	-	-	(1,240)	(1,240)

Balance at
December 31, 2004	4,198,579	14	5,638	(38)	(2,576)	3,038

Changes during Nine-month
period Ended September 30,
2005
Ordinary shares issued
in connection with the
exercise of stock
options	81,850	-	186	-	-	186

Net Income for the Nine-month
period Ended September 30, 2005	-	-	-	-	849	849

Balance at
September 30, 2005, Unaudited	4,280,429	14	5,824	(38)	(1,727)	4,073

*	Net of 14,971 shares held by subsidiary.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Unaudited Interim Statements of Cash Flows for the Nine-month period Ended September 30, 2005

	Nine-month period ended September 30, 2005	Nine-month period ended September 30, 2004
	Unaudited	Unaudited

Cash flows from operating activities
Net Income (loss)	849	(1,153)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization of property, plant and
Equipment	115	117
Severance, net	4	(6)
Amortization of discounts or premium of
investment security and interest	(17)	(11)

Changes in operating assets and liabilities
Decrease (increase) in trade receivables	(825)	(295)
Decrease (increase) in other receivables	(30)	(51)
Decrease (increase) in inventories	(1,131)	(533)
Increase (decrease) in trade payables and accruals	669	283
Increase (decrease) in other payables and accruals	370	(20)

Net cash used in operating activities	4	(1,669)

Cash flows from investing activities
Acquisition of property and equipment	(105)	(72)
Acquisition of other assets	-	-
Proceeds from maturity of investment securities and deposits	536	1,460
Purchase of investment securities and deposits	-	(1,165)

Net cash provided by (used in) investing activities	431	223

Cash flows from financing activities
Issuance of ordinary shares in connection with the
exercise of stock options	186	101

Net cash provided by financing activities	186	101

Net increase (decrease) in cash and cash equivalents	621	(1,345)

Cash and cash equivalents at beginning of year	1,086	1,811

Cash and cash equivalents at end of year	1707	466

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	14	11

Taxes on income	9	9

Silicom Ltd. and its Consolidated Subsidiary
Notes to the Condensed Unaudited Interim Consolidated Financial Statements
(U.S.$ in thousands)

Note 1 – General

A. Description of Business

Silicom Ltd. (“Silicom”, “the Company”) was incorporated under the laws of Israel and commenced operations in 1987. Silicom is engaged in designing, manufacturing, marketing and supporting server networking solutions for manufacturers of security appliances, storage systems, internet traffic management systems, and other manufacturers providing a variety of server-based systems (“Server Networking Products”). Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products.

B. Basis of Presentation

The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information [and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein]. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Significant Accounting Policies

A. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Inventories

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)

Raw materials and components	$1,102	$489
Work in progress	1,947	1,442
Finished goods	76	63

	$3,125	$1,194

Note 4 – Stock Compensation Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No.44 “Accounting for certain transactions involving stock compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

The Company applies SFAS No. 123 with respect to options issued to persons other than employees. SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for grants to employees as described above, and has adopted the disclosure requirements of SFAS No. 123.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this statement. Pro forma information is as follows:

	Nine months ended September 30,
	2005	2004
	(Unaudited)	(Unaudited)

Net income (loss) as reported	$849	$(1,153)
Add: Compensation expense according to APB 25 included in
reported net loss	-	-
Deduct: Application of compensation expenses according to SFAS
No. 123	(79)	(142)

Pro forma net income (loss)	$770	$(1,295)

Basic net income (loss) per share, As reported (US$)	$0.20	$(0.27)

Diluted net income (loss) per share, As reported (US$)	$0.20	$(0.27)

Pro forma Basic net income (loss) per share (US$)	$0.18	$(0.31)

Weighted average number of shares outstanding - Basic EPS (in
thousands)	4,241	4,199

Pro forma Diluted net income (loss) per share (US$)	$0.18	$(0.31)

Weighted average number of shares outstanding - Diluted EPS (in
thousands)	4,349	4,199

Note 5 – Subsequent Events

During December 2005, Silicom obtained approval to list its shares on the Tel Aviv Stock Exchange (TASE). Trading on the TASE commenced on December 27, 2005. Silicom’s shares continue to be listed on the Nasdaq and Silicom continues to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC).

On January 3, 2006 the company filed a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange in connection with a contemplated underwritten offering to the public in Israel of Ordinary Shares or of a combination of Ordinary Shares and options convertible into Ordinary Shares. The offering would be made by Silicom only, and not by any selling shareholder. If the offering is completed, Silicom currently intends to raise up to a maximum amount of approximately $10 million from the offering, depending on market conditions. No final decision on an offering has been made and any offering is subject to the final approval of Silicom’s Board of Directors and to the publishing of a final prospectus with the approval of the Israeli Securities Authority.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.